Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

In connection with the proposed merger transaction by Suzano Pepel e Celulose S.A., Fibria Celulose S.A. filed the below response letter with the Comissão de Valores Mobiliários in Brazil.

São Paulo, March 20, 2018.

To

B3 S.A. — BRASIL, BOLSA, BALCÃO

Rua XV de Novembro, 275, 6º andar

São Paulo — SP

At.:                            Ms. Miriam Teresinha Viana de Amorim

Management of Companies Monitoring and Offers of Securities of Variable Income 1

C/C

COMISSÃO DE VALORES MOBILIÁRIOS

Rua Sete de Setembro, 111, 33º andar

Rio de Janeiro — RJ

At.:                            Mr. Fernando Soares Vieira — Companies Relationship Supervisory

Mr. Francisco José Bastos Santos — Market Relationship Supervisory

REF:                  RESPONSE TO THE LETTER B3 446/2018- SAE/GAE-1 OF 03.19.2018 (“LETTER”)

Dear Sirs:

FIBRIA CELULOSE S.A., a publicly-held company, headquartered in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, Tower B, 3rd and 4th (part) floors, Vila Olímpia, CEP 04551-010 enrolled with the National Corporate Taxpayers’ Register (CNPJ) under No. 60.643.228/0001-21, registered with the Brazilian Securities and Exchange Commission - CVM as a category “A” publicly-held corporation and under the code No. 12793 (“Company” or “Fibria”), represented by its Chief Financial and Investor Relations Officer, hereby, respectfully provides clarifications as required by B3 SA - Brasil, Bolsa, Balcão (“B3”), under the terms of the aforementioned Letter, received by the Company on the same date.

For ease of understanding of the request and the clarifications provided by the Company, the concern raised in the Letter is transcribed:

“Considering the material fact of March 16, 2018, informing that the corporate reorganization (“Transaction”) will entitle the shareholders of the company the right to withdraw, we request you to inform, by March 20, 2018, the date to be considered in order to identify the shareholders that will be entitled to dissent from the Transaction, as provided in paragraph 1 of Article 137 of Law No. 6404/76.”

In response to B3 requests, Fibria hereby informs that, pursuant to Clause 4.1.2 of the Draft of the Instrument of Protocol and Justification (“Protocol”) of the Transaction, which comprises Exhibit C of the Voting Commitment and Other Obligations dated as of March 15, 2018, the right to withdraw from the Company will be granted to the Company’s shareholders from the date of the execution of said Protocol (to be executed (i) on the date of the publication of the call notice for the Extraordinary Shareholders’ Meeting which shall resolve on the merger of shares, or (ii) on the date of the disclosure of the material fact subject of such resolution, if it occurs prior to the call notice, as provided in paragraph 1 of Article 137 of Law No. 6404/76) until the Date of Consummation of the Transaction (as defined in the Protocol). According to the same Clause 4.1.2 of the draft of the Protocol, the Company’s shareholders that do not vote in favor of the Transaction, or that abstain from voting, or that do not attend the relevant extraordinary general meeting and that expressly inform their intention to exercise the right of withdrawal within thirty (30) days as of the date of publication of the minutes of the extraordinary general meeting approving the Transaction, will have the right to withdraw from the Company.

It is important to restate that, in accordance with Item II of the Material Fact disclosed by the Company on March 16, 2018, the implementation of the Transaction is subject to the fulfillment of conditions precedent usual for this type of transaction, including the approval by certain antitrust authorities in Brazil and abroad.

With that being said, we renew our vows of high esteem, and remain available for any additional clarification as you deem appropriate.

Sincerely,

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.